Exhibit 99.12

CONSENT OF QUALIFIED PERSON

I, Daniel (Dan) Redmond, P.Geo., consent to the public filing of the technical report titled “Peñasquito Polymetallic Operations, Zacatecas State, Mexico, NI 43-101 Technical Report” and dated 31 December, 2015 (the “Technical Report”) by Goldcorp Inc. (“Goldcorp”).

I also consent to any extracts from, or a summary of, the Technical Report in the Goldcorp Annual Information Form (the “2015 AIF”).

I certify that I have read the 2015 AIF and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: 29 March, 2016

“Signed and sealed”

Daniel Redmond, P.Geo.

Goldcorp Inc. Suite 3201, 130 Adelaide Street West, Toronto, Ontario M5H 3P5 Tel: +1 416-865-0326 Fax: +1 416-359-9787	www.goldcorp.com